[Reference Translation]

April 5, 2021

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Akio Toyoda, President
(Code Number: 7203	The First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:	Kaname Shimizu, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice concerning the Completion of Acquisition and Cancellation of First Series Model AA Class Shares

Toyota Motor Corporation hereby informs you that, as mentioned in “Notice concerning Acquisition and Cancellation of First Series Model AA Class Shares” given on December 14, 2020, the acquisition by the exercise of TMC’s cash call option of the First Series Model AA Class Shares (the “Class Shares”) and the cancellation of all Class Shares have been completed, as follows.

1.	Details of Matters concerning the Acquisition

(1) Class of acquired shares	Toyota Motor Corporation First Series Model AA Class Shares

(2) Total number of acquired shares	22,705,194 shares.

(3) Acquisition price per share	10,599 yen

(4) Total acquired amount	240,652,351,206 yen

(5) Time and date of acquisition	Noon, April 2, 2021

2.	Details of Matters concerning the Cancellation

(1) Class of cancelled shares	Toyota Motor Corporation First Series Model AA Class Shares

(2) Total number of cancelled shares	47,100,000 shares (All Class Shares)

(3) Effective date of cancellation	April 3, 2021

(Reference) The cancelled Class Shares include the shares mentioned in 1. above and the following shares;

Shares acquired as a result of the exercise of the cash put option by shareholders	24,386,506 shares
Shares acquired as a result of the exercise of the conversion right into common shares by shareholders	8,000 shares
Shares acquired as a result of the exercise of the right to demand for purchase of shares less than one unit by shareholders	300 shares

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